UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025 (Report No. 2)

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

On September 16, 2025, AutoMax Motors Ltd. (“AutoMax”) filed a motion (the “Motion”) to the Jerusalem District Court (the “Court”), under Sections 350 and 351 of the Israeli Companies Law, 1999, in connection with the approval of the shareholders of AutoMax (the “Arrangement”) of the merger (the “Merger”) contemplated under the Agreement and Plan of Merger dated April 10, 2024, as amended, by and among SciSparc Ltd. (the “Company”), AutoMax and SciSparc Merger Sub Ltd.

The Court granted AutoMax’s Motion, staying the proceedings until September 30, 2025, or until a notice is filed with the Court indicating that the conditions precedent to the completion of the Merger have not been satisfied, whichever occurs earlier. AutoMax sought the stay due to uncertainty surrounding its ability to consummate the Merger, stemming from potential difficulties in meeting the closing conditions as a result of recent developments in its business operations. These matters were further detailed in the Company’s Report of Foreign Private Issuer on Form 6-K, filed on September 8, 2025.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-248670 and 333-255408) and on Form S-8 (File Nos. 333-278437, 333-225773 and 333-286791) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: September 16, 2025	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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